Exhibit 99.1

LAKE SHORE GOLD IDENTIFIES NEW, HIGH-GRADE STRUCTURES NEAR
CURRENT MINING AT BELL CREEK LABINE DEPOSIT

•  New, high-grade intersections reported in previously untested gap in Labine Deposit North A Zone and in two new hanging wall structures east of current mining (14.12 gram per tonne (“gpt”) over 10.2 metres (“m”), 8.41 gpt over 12.0 m and 7.01 gpt over 10.7 m)

•  Additional new high-grade structure, and intercepts in North A Zone, defined near active mining from drilling on 685 Level, intercepts include 11.42 gpt over 3.6 m, 8.47 gpt over 4.6 m, 7.76 gpt over 8.7 m, 5.96 gpt over 6.5 m and 6.38 gpt over 6.0 m

•  Revised resource model for Labine Deposit suggests potential for significantly higher grades within slightly narrower structures below 685 Level

•  Additional drilling to confirm and expand zones below 685 Level in progress.

TORONTO, ONTARIO-- (Marketwired - March 26, 2014) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced the results from 16 new holes (3,718 metres) from drilling at the Bell Creek Mine in the area now called the Labine Deposit, representing all of the mine’s currently known zones. The new holes were drilled as part of a program designed to confirm and expand resources below the 685 Level. The program includes approximately 2,593 metres from the 2014 operating and capital budgets of 9,850 metres as well as 1,125 metres from a new 3,750 metre exploration budget announced in January 2014.

Key intersections being reported include 14.12 gpt over 10.2 m in BC610-865, 8.41 gpt over 12.0 m in BC610-911, 7.01 gpt over 10.7 m in BC610-863A and 6.02 gpt over 7.6 m in BC610-872. The drilling, completed from the 610 Level, was concentrated in an untested gap near the east limit of the current resource (Table 1 and Figures 1 and 2). The holes identify new high-grade intercepts within the North A Zone and also define two new hanging wall structures 100 metres to the east of current mining (HW6 and HW7). The new structures identified in the program appear to follow a similar southwest trend as other hanging wall structures being mined further to the west, but with thicker widths and better grades.

Additional results being announced include 11.42 gpt over 3.6 m in BC685-901, 8.47 gpt over 4.6 m in BC685-901, 7.76 gpt over 8.7 m in BC685-860A, 5.96 gpt over 6.5 m in BC685-861 and 6.38 gpt over 6.0 m in BC-685-902. These holes were drilled on the 685 Level in close proximity to active mining. The holes are considered important as they include new high-grade intercepts in the North A Zone and define a third new hanging wall structure from the current drilling that provides additional support for a revised deposit model the company is developing for the mine.

The revised deposit model is based on multiple southwest trending veins branching from the North A Zone rather than previous models which were based mainly on east-west trending zones. The revised model assumes somewhat narrower mining widths but with significantly higher grades for certain zones. By combining the results of previous drilling with the new holes being announced today, the Company has to date identified at least 7 new hanging wall structures, as well as several examples of intercepts from previously drilled holes crossing these new structures where widths could be reduced slightly to increase grades.

Tony Makuch, President and CEO of Lake Shore Gold, commented: "These early results from our 2014 drill program are very encouraging. They include high-grade intercepts in an untested gap in the Labine Deposit and have identified a number of new, high-grade structures near current mining. The results indicate that considerable potential exists to add ounces at Bell Creek, particularly on the hanging wall, as well as to significantly increase average grades in some areas at somewhat narrower widths. We have been very pleased with our operations at Bell Creek, where our average reserve grade was recently increased to 4.7 gpt and where production this year is on track to increase by more than 25%. We have one drill turning presently, which is continuing to test for new zones below the 685 Level, and are in the process of deploying a second drill for the same purpose.”

Quality Control

The Qualified Person ("QP”) for Lake Shore Gold’s drill program at the Bell Creek Mine is Eric Kallio, P.Geo. who, as a QP, has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. Mr. Kallio is an employee of Lake Shore Gold.

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs has been to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every forty drill core samples submitted. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish.
Underground drilling at the Bell Creek Mine utilizes two different core sizes including; LTK-48 with a core diameter of 35.3mm (Bazooka drill) and BQ which has a core diameter of 36.4mm (electric drills). Sampling of drill core is conducted in intervals according to geological control (minimum 30cm, maximum 1.5m, averaging 1.0m) with all core being whole core sampled and pulps being stored in cold storage. For select drill holes, core is saw cut, the remaining half is stored in a secure location.

Gold analysis for underground drill core at Bell Creek has utilized three analytical laboratories. All underground drill core is analyzed at either ALS Canada Ltd. (2090 Riverside Drive, Timmins and 2103 Dollarton Hwy, North Vancouver), Activation Lab (1752 Riverside Drive, Timmins) or Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. ALS Canada Ltd. is ISO 9001:2008 and ISO 17025 certified. Activation Laboratories Ltd. in Timmins is ISO 9001 certified and follows their fully certified main Ancaster, Ontario lab analytical procedures (working towards ISO 17025 CANP4E in early 2014). Lake Shore Gold Corp’s Bell Creek mill laboratory is not ISO certified.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com

Table 1.   New Drilling from 610 Level
HOLE-ID	Section	From (m)	To (m)	Zone Width (m)	Au Comp (gpt)	Zone
BC610-863A	5950	143.0	145.2	2.2	3.40	NA2
		167.3	178.0	10.7	7.01	HW6
	inc	167.3	174.0	6.7	9.10
		201.0	203.2	2.2	3.65	NA
BC610-864	5950	154.4	160.0	5.6	4.64	NA2
		180.1	182.7	2.6	2.65	HW6
		213.8	216.0	2.2	5.05	NA
BC610-865	5950	174.7	177.0	2.3	4.28	NA2
		190.7	200.9	10.2	14.12	HW6
		230.6	238.9	8.3	5.29	HW8
	inc	230.6	233.0	2.4	10.04
	inc	236.0	238.9	2.9	4.55
		257.6	259.6	2.0	2.94	NB2
BC610-866	5950	126.2	128.3	2.1	5.39	NA2 HW
		139.2	141.9	2.7	8.00	NA2
		170.5	173.0	2.5	5.08	HW6
		193.7	196.0	2.3	4.07	NA
BC610-867	5950	130.0	134.7	4.7	2.47	NA2
		166.1	168.3	2.2	0.36	HW6
		197.1	199.3	2.2	1.15	NA
		219.0	221.4	2.4	3.66	NB2
BC610-871	5950	200.0	203.4	3.4	4.95	NA2
		277.3	279.3	2.0	3.26	NA
		353.3	355.6	2.3	6.11	NB
BC610-872	5950	185.0	192.6	7.6	6.02	HW6
	inc	185.0	187.9	2.9	10.95
		255.8	258.9	3.1	3.39	NA
		286.9	290.4	3.5	5.08	NB2
BC610-911	5950	210.3	212.3	2.0	1.91	NA2
		243.6	255.6	12.0	8.41	HW7
	inc	243.6	251.0	7.4	9.38
	inc	253.6	255.6	2.0	13.02
		286.0	288.0	2.0	1.07	NA

Table 2.    New Drilling from 685 Level
HOLE-ID	Section	From (m)	To (m)	Zone Width (m)	Au Comp (gpt)	Zone
BC685-860A		73.3	75.3	2.0	3.97	HW5
		82.4	84.5	2.1	3.51	NW4
		126.2	134.9	8.7	7.76	NA
BC685-861		87.5	90.0	2.5	4.18	HW4
		129.7	136.2	6.5	5.96	NA
	inc	132.8	136.2	3.4	8.93
		155.4	160.7	5.3	2.75	NB2
	inc	155.4	157.6	2.2	3.63
BC685-901	5862	0.0	3.6	3.6	11.42	NA
		7.7	10.1	2.4	11.11	HW2
		13.0	17.6	4.6	8.47	HW3

BC685-902	5850	0.0	6.0	6.0	6.38	NA
		7.7	10.2	2.5	0.36	HW2
		23.4	25.6	2.2	5.07	HW3
		34.8	38.0	3.2	3.05	HW4

BC685-903	5837	11.5	13.8	2.3	7.23	HW2
		25.0	27.0	2.0	4.37	HW3
		34.6	36.6	2.0	1.95	HW4
		39.0	41.2	2.2	1.39	HW5

Notes: 1. Zones in BC685-904 and BC905 cut off by faulting and BC685-862 only low grades.
    2.  Assays are uncut and true widths are not reported.
    3.  Intersections in BC685-901 and BC685-902 are partial intercepts (holes were drilled from new development in North A Zone).

Figure 1. Geology Map

5700
5800
5900
6000
5500
5400
5300
N
NB
NB2
NA
HW6
NA2
HW2
HW3
HW4
HW5
BC685-901
8.47/4.60
BC610-872
6.06/7.60
BC610-865
14.12/10.20
BC610-863A
7.01/10.70
BC685-903
4.37/2.00
BC685-902
5.07/2.20
B
A
SECTION 5950E
Assay Legend (gpt)
9+
6 to 9
4.5 to 6
3 to 4.5
2.2 to 3
<2.2
Legend
Surveyed Excavations
Resource Envelopes
Ultramafics
Sediments
Mafic Volcanics
0
25
50
Meters
LAKE SHORE GOLD CORP.
BELL CREEK MINE
685ML
+/- 10 meters

Figure 2. Cross Section (5950E)

A
B
NA2
HW6
NA
NB2
HW7
700m Level
850m Level
BC610-866
5.39/2.10
8.00/2.70
BC610-866
5.08/2.50
BC610-863A
7.01/10.70
BC610-865
14.12/10.20
BC610-872
6.06/7.60
BC610-865
5.29/8.30
BC610-911
8.41/12.0
BC610-872
10.95/2.90
BC09-53H*
4.82/2.25
BC09-53H*
5.63/4.60
BC610-866
BC610-863A
BC610-864
BC610-865
BC610-911
BC610-872
BC610-871
BC09-53H
5300
5350
5400
5450
5500
1600
1550
1500
1450
1400
1350
Assay Legend
(gpt)
9+
6 to 9
4.5 to 6
3 to 4.5
2.2 to 3
<2.2
Legend
Mineralized Zone
Planned Excavations
Ultramafics
Mafic Volcanics
Composite Values (gpt/meters)
LAKE SHORE
GOLD CORP.
BELL CREEK MINE
SECTION 5950E
0 10 20
Meters
*Previously Reported Value